Exhibit (a)(5)(C)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ARTHUR JURKOWITZ,

Plaintiff,

- against -		Civil Action No. 4557-CC

RONALD O. PERELMAN, ALAN T. ENNIS,
DAVID L. KENNEDY, BARRY F. SCHWARTZ,
ALAN S. BERNIKOW, PAUL J. BOHAN,
MEYER FELDBERG, ANN D. JORDAN,
DEBRA L. LEE, TAMARA MELLON,
KATHI P. SEIFERT, KENNETH L. WOLFE,
REVLON, INC., and MACANDREWS &
FORBES HOLDINGS INC.,

Defendants.

VERIFIED CLASS ACTION COMPLAINT
     Plaintiff, by his attorneys, alleges the following on information and belief, except as to the allegations specifically pertaining to plaintiff, which are based on personal knowledge.
NATURE OF THE ACTION
     1. This is a class action on behalf of the stockholders of Revlon, Inc. (“Revlon” or the “Company”), other than defendants and their affiliates, against the individual defendants who constitute the Board of Directors of Revlon, certain of its officers, and its controlling stockholders, seeking equitable and other appropriate relief in connection with the proposed transaction whereby defendant Ronald O. Perelman (“Perelman”), Chairman of the Company, through the entity he controls, defendant MacAndrews & Forbes Holdings Inc. (“MacAndrews” and, collectively with Perelman, the “Acquiring Group”), which in turn controls approximately 75% of the voting power in the Company, seeks to purchase all of Revlon’s common stock that MacAndrews does not already own in exchange for preferred shares in Revlon (the “Exchange Offer”). The Exchange Offer consideration reflects a 5% discount to the closing price of Revlon common stock on the trading day prior to its public announcement. That announcement was timed to cap the potential increase in the trading price of Revlon’s common stock prompted by the announcement, just one week later, of Revlon’s financial results for the first quarter of 2009. Further, the Exchange Offer simultaneously makes Revlon more attractive to a potential acquirer by reducing Revlon’s debt and limits the benefits that the minority shareholders of Revlon could receive in any such acquisition, unfairly depriving them of the full premium due to them in such an acquisition. The Acquiring Group wields overwhelming control over Revlon and its Board of Directors (the “Board”) and, therefore, the Acquiring Group is capable of coercing Revlon’s public shareholders to accept the Exchange Offer for grossly inadequate consideration. Plaintiff alleges that he and the other public holders of Revlon common stock are entitled to seek to enjoin the Exchange Offer or, alternatively, recover damages in the event the Exchange Offer is consummated.
THE PARTIES
     2. Plaintiff, Arthur Jurkowitz, is, and has been at all relevant times, the owner of 20,475 shares of Revlon common stock.
     3. Revlon, through its subsidiary, Revlon Consumer Products Corporation (“Products Corporation”), engages in the manufacture, marketing, and sale of cosmetics, women’s hair color, beauty tools, fragrances, skincare, anti-perspirants/deodorants, and other personal care products. Revlon is incorporated in Delaware.
     4. Defendant Perelman has been Chairman of the Board of Revlon and of Products Corporation since June 1998 and a Director of the Company and of Products Corporation since their respective formations in 1992. Perelman has been Chairman of the board of directors and CEO of Defendant MacAndrews, a diversified holding company, and certain of its affiliates since 1980.

Perelman has also been a director of M&F Worldwide Corp. (a holding company owned by MacAndrews) since 1995 and Chairman of the board of M&F Worldwide Corp. (“M&F Worldwide”) from 1995 to 1997 and again from September 2007 to the present. Perelman is also a director of Allied Security Holdings LLC and Scientific Games Corporation (a subsidiary of M&F Worldwide).
     5. Defendant MacAndrews is a corporation duly organized and existing under the laws of Delaware. MacAndrews is wholly owned by defendant Perelman. MacAndrews beneficially holds approximately 58% of the 48,400,781 outstanding shares of Revlon’s Class A common shares (which are entitled to 1 vote per share) and 100% of Revlon’s 3,125,000 Class B common shares (which are entitled to 10 votes per share), giving MacAndrews approximately 75% of Revlon’s voting power.
     6. Defendant Alan T. Ennis (“Ennis”) is President of Revlon International, and has been a Director of the Company and Products Corporation since March 2009. On April 29, 2009, it was announced that Ennis would become CEO of the Company effective May 1, 2009. Ennis has also served as the Company’s and Products Corporation’s Executive Vice President and Chief Financial Officer since November 2006 and as Treasurer since June 2008. From September 2006 to March 2007, Ennis served as Corporate Controller and Chief Accounting Officer of the Company and Products Corporation. From March 2005 to September 2006, Ennis served as the Company’s Senior Vice President, Internal Audit.
     7. Defendant David L. Kennedy (“Kennedy”) has been President and Chief Executive Officer of the Company and of Products Corporation and a Director of the Company and of Products Corporation since September 2006, although he is scheduled to be replaced as CEO, on May 1,2009, by defendant Ennis. From March 2006 until September 2006, Kennedy served as Executive Vice President, Chief Financial Officer and Treasurer of the Company and Products Corporation.

Kennedy served as Executive Vice President and President of the Company’s and Products Corporation’s international operations from June 2002 until March 2006. Kennedy was also appointed as Senior Executive Vice President of MacAndrews, as announced by the Company on April 29, 2009.
     8. Defendant Barry F. Schwartz (“Schwartz”) has been a Director of the Company since November 2007 and a Director of Products Corporation since March 2004. Schwartz has served as Executive Vice Chairman and Chief Administrative Officer of MacAndrews since October 2007. Schwartz served as Senior Vice President of MacAndrews from 1989 to 1993 and as Executive Vice President and General Counsel of MacAndrews and various of its affiliates from 1993 to 2007. Schwartz has served as Chief Executive Officer of M&F Worldwide since January 2008. Prior to that, Schwartz was M&F Worldwide’s Acting Chief Executive Officer and General Counsel since September 2007 and its Executive Vice President and General Counsel since 1996. Schwartz also serves with Perelman as a director on the boards of M&F Worldwide, Allied Security Holdings LLC, and Scientific Games Corporation, and he also serves on the board of Harlande Clarke Holdings Corp. (another subsidiary of M&F Worldwide).
     9. Defendant Alan S. Bernikow (“Bernikow”) has been a Director of the Company and of Products Corporation since September 2003.
     10. Defendant Paul J. Bohan (“Bohan”) has been a Director of the Company since March 2004 and a Director of Products Corporation since June 2008.
     11. Defendant Meyer Feldberg (“Feldberg”) has been a Director of the Company since February 1997.
     12. Defendant Ann D. Jordan (“Jordan”) has been a Director of the Company since March 2009.

     13. Defendant Debra L. Lee (“Lee”) has been a Director of the Company since January 2006.
     14. Defendant Tamara Mellon (“Mellon”) has been a Director of the Company since August 2008.
     15. Defendant Kathi P. Seifert (“Seifert”) has been a Director of the Company since January 2006.
     16. Defendant Kenneth L. Wolfe (“Wolfe”) has been a Director of the Company since March 2004.
     17. By virtue of Perelman’s and MacAndrews’ status as controlling shareholders of the Company, they are in a fiduciary relationship with Revlon’s public shareholders and owe them the highest fiduciary obligations of loyalty, good faith, and fair dealing and must refrain from abusing their control. As directors and/or officers of Revlon, the other individual defendants owed and owe Revlon’s public shareholders the same exacting fiduciary duties.
CLASS ACTION ALLEGATIONS
     18. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the defendants) and their successors in interest, who are threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).
     19. This action is properly maintainable as a class action because:
          a. The Class is so numerous that joinder of all members is impracticable. There are approximately 23.14 million shares of the Company’s common stock outstanding owned by hundreds, if not thousands, of holders other than defendants. The Company’s common stock is listed and actively traded on the New York Stock Exchange;
          b. There are questions of law and fact which are common to the Class including, inter alia, the following: (i) whether the Acquiring Group and the individual defendants have breached their fiduciary and other common law duties owed by it to plaintiff and the other members of the Class; (ii) whether the Acquiring Group is pursuing a scheme and course of business designed to eliminate the public stockholders of the Company in violation of their fiduciary duties in order to enrich themselves at the expense and to the detriment of plaintiff and the other public stockholders who are members of the Class; (iii) whether the Exchange Offer constitutes a breach of the duty of fair dealing with respect to plaintiff and the other members of the Class; and (iv) whether the Class is entitled to injunctive relief and/or damages as a result of defendants’ wrongful conduct;
          c. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class;
          d. Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole; and
          e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
SUBSTANTIVE ALLEGATIONS
     20. On April 20, 2009, Revlon issued a press release announcing that it had received a proposal from MacAndrews to purchase all of Revlon’s outstanding shares that MacAndrews does not own in exchange for shares of a newly-issued series of voting preferred stock of Revlon having an aggregate liquidation preference of $75 million (or approximately $3.74 per share [the “Exchange Price"], based upon 20.042 million shares not currently held by MacAndrews and its affiliates).
     21. The preferred stock will pay an annual cash dividend of 12.5%, payable quarterly, and will be redeemed four years from its date of issuance at the liquidation preference, plus accrued and unpaid dividends.
     22. The press release further stated:
While MacAndrews & Forbes has stated in its proposal that it has no present intention to dispose of its equity stake in Revlon, in the event of a sale of the Company within two years of issuance of the preferred stock, the preferred stock would be entitled to participate with the common stock to a limited extent, and in the event no such transaction occurs, the holder of each share of preferred stock would be entitled to receive an additional payment of $1 per share two years after issuance of the preferred stock. In connection with the transaction, MacAndrews & Forbes proposes to contribute to Revlon $75 million of the $107 million senior subordinated term loan that is due to it from Revlon’s wholly owned subsidiary, Revlon Consumer Products Corporation, and to amend the term loan to extend its maturity to 2013 and to increase its interest rate to 12.5%.
     23. Thus, the Acquiring Group is seeking to limit the ability of the Class to share fairly in the proceeds of a sale of the Company, if such a sale were to happen within two years. If such a sale does not happen, the minority shareholders merely receive an additional $1 per share, bringing the entire consideration for their shares to only $4.74, and leaving the Acquiring Group free to reap all the benefits of a sale of the Company were such a sale to occur after two years.

     24. Further, the Acquiring Group is seeking to induce the so-called “outside” directors of Revlon to disregard the rights of the Class by offering to ease Revlon’s loan obligations to MacAndrews. While this reduction in Revlon’s loan obligations may seem to also benefit the minority shareholders, it would also make Revlon a more attractive acquisition target for a third party, perhaps leading to an acquisition before the minority shareholders can truly see any benefit from the loan reduction, while simultaneously being shut out of the full benefits of an acquisition of their ownership stake in the Company.
     25. The closing price on April 17, 2009, the last full trading day before the announcement of the Exchange Offer on April 20, 2009, was $3.93, almost 20 cents per share above the Exchange Price, leaving the public shareholders with a discount of 5%. Even if the Exchange Price were increased to $4.74 (if no sale occurred within two years), while the premium would be 20% to the closing price on April 20, 2009, it would likely be a deep discount to what those shares would be worth two years from now.
     26. Essentially, the Acquiring Group has engineered and timed the Exchange Offer to freeze out Revlon’s public shareholders and to allow the Acquiring Group to capture the benefits of Revlon’s promising future potential without paying adequate or fair consideration to the Company’s public shareholders.
     27. The Exchange Offer is the product of unfair dealing, and the Exchange Price is unfair and inadequate because, among other things:
          a. The intrinsic value of the stock of the Company is materially in excess of the Exchange Price, giving due consideration to the prospects for growth and profitability of the Company in light of its business, earnings and earnings power, present and future.

          b. On April 16, 2009, Revlon had scheduled its First Quarter Earnings Conference Call to be held on April 30, 2009. Rather than allow those improved earnings to filter into the marketplace and potentially increase the Company’s stock price, the Acquiring Group preemptively announced the Exchange Offer in order to place an artificial ceiling on the trading price of the Company’s common stock and artificially inflate the “premium,” or lack thereof, reflected in the Exchange Price.
          c. The Exchange Price is significantly below the premiums paid in acquisitions of comparable businesses.
          d. Revlon’s stock was trading above the Exchange Price prior to the announcement and trades above it now, indicating that the market believes the intrinsic value of Revlon shares is higher than the Exchange Price.
          e. Although Revlon posted weak earnings in 2008, the Company’s management stated that the future outlook is expected to greatly improve. The Company’s 2008 results were hurt by the reduction of the Company’s debt by $110 million, but the Company thereby greatly improving its capital structure and likelihood of posting greater profitability over the coming years and months.
          f. Additionally, as Kennedy stated in the conference call with regard to the 2008 earnings report on February 12, 2009: “While we expect economic conditions and the retail sales environment to remain uncertain around the world, we believe we are better positioned than in many years to maximize our business results in light of these conditions. Specifically, we have strong global brands, a highly capable organization, a sustainable, reduced cost structure, and an improved capital structure. We are encouraged by the continued growth in mass channel color cosmetic consumption in the U.S. and in key markets around the world throughout 2008, despite the uncertain economic conditions. We are also encouraged that, in January 2009, according to ACNielsen, the

U.S. mass retail color cosmetics category expanded 3.6% and Revlon brand color cosmetics gained 0.7 percentage points, growing faster than the category, for a dollar share of 13.3%. We are continuing to execute our strategy and manage our business while maintaining flexibility to adapt to changes in business conditions. We are also continuing our intense focus on the key growth drivers of our business, including innovative, high-quality, consumer-preferred products, effective integrated brand communication, appropriate levels of advertising and promotion, and superb execution with our retail partners, along with disciplined spending and rigorous cost control. Over time, we believe that with this focus we will generate profitable net sales growth and sustainable positive free cash flow.”
          g. Further, the Company introduced many new product lines in 2008 and has more planned for 2009, and Revlon is on the verge of reaping the benefits of these new products. As Kennedy also said in the 2008 earnings conference call: “We further strengthened our product offering in the color cosmetics category with the introduction of a comprehensive lineup of Revlon and Almay new products for 2008 and for the first half of 2009. The product launches included unique offerings for the mass channel innovations, and products, and packaging and line extensions within the Revlon and Almay franchises. It is important to note that we continue to concentrate on insuring, that we have a strong pipeline of new products each and every year in all segments of the mass color cosmetics category.”
          h. Indeed, on April 30, 2009, the Company did post improving operating results for the first quarter of 2009. The press release stated that “(e)xcluding unfavorable foreign currency fluctuations of $20.3 million, net sales increased by 3.8%... In the United States, net sales in the first quarter of 2009 were $191.0 million, an increase of $13.8 million, or 7.8%, compared to $177.2 million in the same period last year, driven primarily by higher net sales of Revlon and Almay color cosmetics and Revlon ColorSilk hair color.” In the first quarter of 2009, the Company also reduced its debt by $38.3 million.
     28. Furthermore, the Company’s Board lacks independence. The Board is beholden to the Acquiring Group because of their 75% control over Revlon’s voting power. Under the circumstances, the Company’s Board cannot be expected to protect the Company’s public shareholders in transactions which benefit MacAndrews and Perelman at the expense of the Company’s public shareholders.
     29. The Acquiring Group is also privy, due to its overwhelming control and representation in the highest levels of management, to inside information about the Company to which the unaffiliated shareholders do not have access.
     30. The Exchange Offer is wrongful, unfair and harmful to Revlon’s minority stockholders, and represents an effort by the Acquiring Group to maximize its own interests at the expense, and to the detriment, of Class members. The Exchange Offer is an attempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of the Company’s valuable assets, future growth in profits, earnings and dividends, while usurping the same for the benefit of the Acquiring Group.
     31. Unless enjoined by this Court, the Acquiring Group will continue to breach its fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Exchange Offer, which will deny the Class its fair share of Revlon’s valuable assets and business to the irreparable harm of the Class.
     32. Plaintiff and the other members of the Class have no adequate remedy at law.
          WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

          (1) declaring this action to be a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;
          (2) enjoining, preliminarily and permanently, the Exchange Offer complained of herein;
          (3) to the extent, if any, that the Exchange Offer complained of is consummated prior to the entry of this Court’s final judgment, rescinding it, or granting the Class rescissory damages;
          (4) directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;
          (5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and
          (6) granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.
/s/ Joseph A. Rosenthal
Joseph A. Rosenthal (Del. Bar No. 234)
919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:
WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
(212) 759-4600

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